26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301	David Zhang To Call Writer Directly +852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

March 8, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Amendment No. 2 to Registration

Statement on Form F-1 Filed on March 5, 2019

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 3”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 3, marked to show changes to the Amendment No. 2 to Registration Statement on Form F-1 filed on February 22, 2019.

Concurrently with filing the Amendment No. 3, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated March 5, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 8, 2019

Registration Statement on Form F-1 filed February 22, 2019

(k) Restricted Cash, page F-17

1.

We note your response to comment 3. Please tell us your basis for applying service fees collected in months 1 to 3, first to Assets from Investor Assurance Program and then to Contract assets/Accounts receivable instead of proportionately consistent with the allocation of service fees between Assets from Investor Assurance Program and Contract Assets/Accounts Receivable at loan inception. Provide us with the authoritative guidance that supports your policy.

The Company respectfully advises the Staff that the recognition of the Assets from Investor Assurance Program and Contract assets/Accounts receivable at loan inception is in accordance with ASC 606-10-15-4(a), which follows a residual approach to allocate the total transaction price, whereby the transaction price is first allocated to the Assets from Investor Assurance Program established under ASC 460, and then to the Contract assets/Accounts receivable established under ASC 606. The Company respectfully acknowledges that there is no specific authoritative guidance under U.S. GAAP dictating how the allocation of subsequent cash collections should be apportioned between the two receivables. This lack of authoritative guidance was acknowledged by the FASB-IASB Joint Transition Resource Group for Revenue Recognition (the “TRG”) at its meeting on March 30, 2015, whereby they discussed the difficulty of determining when a customer has paid for a particular good or service under a contract involving multiple promised goods or services because of the fungible nature of cash, and specified that judgment would be required in order to determine such allocation.

The Company views all service fees collected as fungible and its contracts with customers do not specify how the service fees should be allocated to different elements of services. Therefore, as a matter of bookkeeping, the Company has allocated cash collections in a manner consistent with the way the transaction price was allocated at loan inception in accordance with ASC 606-10-15-4(a). Specifically, service fees collected are first applied to reduce the outstanding balance of the Assets from Investor Assurance Program, and then to the Contract assets/Accounts receivable. As the Assets from Investor Assurance Program represents a direct liquidity need associated with the Company’s current obligation incurred in connection with the investor assurance program, the collection of the Assets from Investor Assurance Program is prioritized over the collection of the Contract assets/Accounts Receivable, the latter being associated with the revenue-generating activities. From this perspective, the allocation methodology aligns the accounting treatment with the manner in which the Company manages the business and the underlying economics of its contracts with customers.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 8, 2019

The Company further notes that such treatment does not have any impact on the amount of allowances recorded in the statement of comprehensive income (loss) for each of the periods presented, nor does it have any impact on the Company’s cash flows or net current assets. In addition, since the Company no longer provides a guarantee for loans facilitated after April 28, 2018, the Company’s accounting policy with respect to the application of cash collections in this manner is not relevant to the Company’s business model going forward.

Note 2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-60

2.	We note your response to comment 5. Please address the following:

•

We note that as a result of your revised charge-off policy, you recorded significant reductions in the levels of the allowance for uncollectible accounts on contract assets and in gross contract assets for each loan type for the periods presented. Tell us how you determined the adequacy of the allowance at September 30, 2018 of RMB 19,118 or 3.7% of total Contract Assets, all of which is allocated to Current loan products, considering your increasing delinquency rate trends as presented on page 97, and the continued high levels of expected net accumulated losses rates as of September 30, 2018 disclosed on page F-57; and

The Company respectfully advises the Staff the Company ceased offering other online standard loan products and offline standard loan products (collectively “historical loan products”) in 2018, and accordingly, the outstanding loan balance as of September 30, 2018 was primarily related to loans facilitated prior to 2018. Most of the allowances were recorded prior to 2018 and in the beginning of 2018. As of September 30, 2018, allowances recorded in relation to the historical loan products had been written off according to the Company’s charge-off policy. As such, the remaining balance of the allowance on uncollectible contract assets was all associated with the current loan products as of September 30, 2018 (see discussion in the next paragraph below). As the estimated net accumulative loss rates for the outstanding historical loan products as of September 30, 2018 did not experience further deterioration when compared with the previous estimates in prior periods, the allowances provided in prior periods for such loans are considered sufficient. Therefore no additional allowance is deemed necessary.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 8, 2019

As for the current loan products, the Company recorded an allowance of RMB 127 million on uncollectible contract assets in relation to the current loan products newly facilitated in the nine month period ended September 30, 2018. This implies that approximately 15.1% of the total contract assets recognized are expected to be uncollectible for these current loan products, which is consistent with the weighted average expected net accumulative loss rates of 15.9% applied in the determination of the liabilities from investor assurance program for such loan products in the same period as disclosed on page F-57. A significant portion of such allowances was charged off by September 30, 2018 in accordance with the Company’s charge-off policy. As of September 30, 2019, the remaining allowance balance as a percentage of the total remaining gross balance of contract assets for current loan products was approximately 6%.

Therefore, the Company asserts that it has sufficiently recorded the allowance in relation to the uncollectible contract assets and has appropriately written off the contract assets and related allowance in accordance with the Company’s charge-off policy during the nine month period ended September 30, 2018.

•

Please provide us with your analysis which addresses how you considered ASC 250-10-45 as to whether the change in your charge-off policy was a change in estimate or correction of an error in previously issued financial statements. In order to provide investors with an understanding of the nature of the change or error and the related correction, please disclose the impact of the correction in the financial statement footnotes for the periods presented in accordance with ASC 250-10-50.

The Company respectfully advises the Staff that the change in charge-off policy was done in order to conform to the requirements of ASC 310; as such this change constitutes a correction of an error in accordance with the requirements of ASC 250-10-45. In evaluating the need for disclosure that is material to users of the financial statements, the Company notes that this correction has no impact on the net income or the net balances of accounts receivable and contract assets in the consolidated balance sheets for any of the financial statements previously issued. Therefore, in considering the disclosures required under ASC 250-10-5, the Company concluded that the revisions required to correct for this error are immaterial to the previously issued financial statements. However, in light of the Staff’s comment, the Company has added further disclosure on pages F-25 and F-62 to show the gross amount of accounts receivable and contract assets as well as the gross amount of allowance before and after the correction.

*        *        *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

March 8, 2019

If you have any questions regarding the Amendment No. 2, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP